Exhibit (a)(11)

FAQ

Equity Incentive Plan – Q&A

June 2, 2015

This document is a summary only. To the extent that the information provided herein relates to any Audience plan document and/or award agreement, or the merger agreement between Knowles and Audience, that other document will control over this summary, and this summary is qualified in its entirety by the provisions of those documents.

We provide the following discussion as general information only and such information is not intended as tax advice for any particular person. It does not purport to be a complete analysis of all potential tax considerations for all holders of Audience shares, stock options and restricted stock units (“RSUs”). To the extent any portion of this description relates to stock options or shares acquired on exercise of stock options, we assume that any such stock option was granted with an exercise price of at least fair market value on the award’s grant date. Moreover, this description only applies to employees of Audience and not directors or consultants.

This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to shareholders and option and RSU holders, as described herein. Furthermore, because the tax consequences of any payments can vary significantly on a country by country basis, any discussion of the tax consequences of those payments if you are a tax resident of a country outside the United States is beyond the scope of these FAQs.

FAQ

General Questions about the Merger

What consideration will Knowles be paying for my shares?

Knowles is offering to pay consideration valued at approximately $5.00 per share of Audience common stock, comprised of $2.50 in cash, without interest, and $2.50 in fair market value of shares of Knowles common stock, subject to the collar described below and subject to adjustment in the event of certain fundamental changes in the number of outstanding shares of Audience or Knowles common stock (the “Offer Consideration”).

The stock portion of the Offer Consideration will be subject to a collar such that Audience stockholders will receive 0.107 of a share of Knowles common stock for each share of Audience common stock if the volume weighted average Knowles trading price during the 10-day period ending on and including the second trading day preceding the expiration of the Offer (the “Closing Date Average Price”) is equal to or greater than $23.35, or 0.138 of a share of Knowles common stock for each share of Audience common stock if the Closing Date Average Price is less than or equal to $18.16. If the Closing Date Average Price is between $18.16 and $23.35, Audience stockholders will receive between 0.107 and 0.138 of a share of Knowles common stock for each share of Audience common stock, based on the Closing Average Date Price.

For example, if you hold 5,000 shares of Audience stock, and the Closing Date Average Price for Knowles stock is $20.00 per share, then, if you tender your shares in the Offer, you will receive the following for your shares:

•	The cash portion of the Offer Consideration will be $2.50 per share multiplied by 5,000 shares, or $12,500.

•	The stock portion of the Offer Consideration will be $2.50 per share divided by the $20.00 per share Closing Date Average Price, or 0.125 Knowles shares per Audience share, multiplied by 5,000 shares, or 625 Knowles shares.

FAQ

The press release for the Knowles-Audience acquisition says the deal is valued at $2.50 in cash and $2.50 in stock. What happens to the Audience cash position (which is reported to be $44 million at the end of the first quarter of 2015)? Will Knowles inherit any remaining cash position at the completion of the acquisition?

Knowles is acquiring Audience through a merger, so all of Audience’s assets, including its cash, will become assets of Knowles. Audience stockholders and holders of Audience options and RSUs will not receive additional consideration based on Audience’s cash balance at closing.

If I tender my shares in the Offer, when can I expect to receive the Offer Consideration for my shares?

If you participate in the Offer by completing a Letter of Transmittal for the Offer to Exchange (or if you instruct your broker or other nominee to do so), the Exchange Agent will pay the Offer Consideration to you promptly after the expiration time of the offer, which is currently expected to be midnight on June 17, 2015.

If you hold your Audience shares in a brokerage account and do not participate in the Offer, once the Offer is completed and the merger occurs, your broker will exchange your shares for you promptly after the closing.

If you hold Audience shares directly and you do not participate in the Offer, once the Offer is completed and the merger occurs, you will receive a letter of transmittal and instructions on how to surrender your shares if you hold physical stock certificates or have a book entry position at Audience’s transfer agent, Computershare.

FAQ

Stock Option Questions

What happens to my outstanding options in connection with the merger?

In general, unvested in-the-money stock options will become fully vested immediately prior to the closing.1 At closing, these and all other vested options will be cancelled and will entitle the holder of each such vested option to receive a per share value reduced by the exercise price per share and all applicable taxes. The per share value for each option is (i) $2.50 in cash plus (ii) the product of (1) the Closing Date Average Price (without any adjustment thereto pursuant to the application of the collar) multiplied by (2) the number of shares of Knowles common stock issued per share as the stock portion of the Offer Consideration. Of the exercise price and applicable taxes, 50% of that amount will be deducted from the $2.50 in cash paid for each share, and 50% will be deducted from the number of shares of Knowles stock you would be entitled to receive. Note that the collar which applies to the determination of Knowles shares paid as Offer Consideration does not apply to options.

Here is an example:

•	You hold an incentive stock option (or “ISO”) to acquire 5,000 shares, of which 2,500 shares are vested as of the date of the merger, and no shares have been exercised.

•	Your per share exercise price is $2.00, and the difference between the per share exercise price and merger consideration price is $3.00.

•	The Closing Date Average Price for Knowles stock is $20.00 per share.

[1]	Certain unvested options for certain executive officers that are listed on a schedule to the merger agreement will not become vested at closing, and holders of these options will be notified separately.

FAQ

•	At the effective time of the merger:

•	All 5,000 shares will be vested.

•	The cash portion of the per share value you are entitled to receive will be $2.50 per share less an exercise price of $1.00 per share (50% of the total exercise price per share), or $1.50 per share, multiplied by 5,000 shares, or $7,500 cash consideration in the aggregate, less an amount of cash equal to 50% of any applicable tax withholdings.

•	The stock portion of the per share value will be $2.50 per share divided by the $20.00 per share Closing Date Average Price, or 0.125 Knowles shares per Audience share, multiplied by 5,000, for an initial consideration of 625 Knowles shares. Recall from the previous bullet point that only 50% of the exercise price was reduced from the cash consideration, therefore the remaining 50% of the exercise price will be reduced from the stock consideration in the form of Knowles stock. Therefore the remaining 50% of the exercise price, or $1.00 per share, will be divided by the $20.00 per share Closing Date Average Price (thus determining the reduction for the exercise price on a per share basis), and then multiplied by 5,000 shares, resulting in a deduction of an aggregate 250 shares of Knowles stock to cover the exercise price, leaving a stock consideration of 375 shares of Knowles stock, less an additional number of shares of Knowles stock equal to 50% of any applicable tax withholdings.

•	All consideration received in exchange for your vested options will be ordinary income, subject to regular withholdings.

What will happen if the exercise price of my options is greater than or equal to $5.00 per share?

Options with exercise prices greater than or equal to $5.00 per share are considered “out-of-the-money” stock options. Out-of-the-money stock options, whether vested or unvested, will be cancelled and will not receive any consideration or payment.

FAQ

Can I exercise my vested options prior to the closing of the merger?

Yes, you can exercise your vested options at any time prior to the closing of the merger (subject to the terms of the applicable plan and insider trading rules and any “blackout periods” that Audience has or may impose) provided that the options have not expired. If you wish to exercise your vested options, you must visit Morgan Stanley’s stock plan website (www.stockplanconnect.com) and there execute any trades or exercises. Please note that in order to process any exercise before the closing of the merger, you must submit all applicable documentation and monies no later than [5:00] p.m. Pacific Time on Monday, June, 15, 2015. If you do not exercise your option and pay the applicable exercise price prior to such time, your option may not be exercised before the merger is closed.

What happens to my stock options if I leave Audience before the merger closes?

If your service terminates prior to the closing of the merger, then you may exercise your vested options in accordance with the post-termination exercise period set forth in your option agreement. If you do not exercise vested options prior to the end of the post-termination exercise period, and the closing has not occurred, then your vested options forfeit without consideration. Your unvested options will be forfeited upon your termination of employment without consideration.

Restricted Stock Unit (RSU) Questions

What happens to my outstanding and unvested Audience RSUs?

All outstanding and unvested RSUs will be converted into and become a right to receive a restricted stock unit with respect to Knowles common stock based on a conversion ratio that preserves the pre-closing value of the RSU, and Knowles will assume such RSU in accordance with substantially the same terms as those of the applicable RSU award (including vesting schedules, or any vesting contingent on the completion of the merger).

FAQ

The conversion ratio is calculated by dividing the per share value by the Closing Date Average Price, without giving effect to the collar described above. For example, if you hold 5,000 shares of Audience stock, and the Closing Date Average Price for Knowles stock is $20.00 per share, then the conversion ratio will be equal to $5.00 per share divided by the $20.00 per share Closing Date Average Price, or 0.25. Accordingly, you will have the right to receive 1,250 restricted stock units for Knowles common stock in exchange for your Audience RSUs.

Any RSUs that were vested prior to the merger would have been settled in stock by their terms and will be treated as shares held, as described above.

Can I choose to have my outstanding RSUs treated the same as shares or options I own (i.e. get 50% of the Offer Consideration in cash and the other 50% in Knowles stock)?

No. Pursuant to the merger agreement, the RSUs will be converted into and become a right to receive a restricted stock unit with respect to Knowles common stock based on the conversion ratio as described above, and no outstanding RSUs will be exchanged for cash.

What happens to my RSUs if I leave Audience before the merger closes?

If your service terminates prior to the closing of the merger, then your unvested RSUs forfeit without consideration.

FAQ

Tax and Miscellaneous Questions

Once the Audience Employee Stock Purchase Plan (the “ESPP”) is discontinued, what will happen to any ESPP cash that has not been used to purchase stock?

The ESPP program had its last purchase on May 15 and will not have further purchases prior to the closing of the merger. Any money contributed in excess of the purchase on May 15 will be refunded in the May 31 payroll, and no further payroll deductions will occur.

What are the tax implications for the conversion of RSUs? What about in-the-money options?

Because the tax consequences of any payments can vary significantly on a country by country basis, any discussion of the tax consequences of those payments if you are a tax resident of a country outside the United States is beyond the scope of this FAQ.

The conversion of your unvested Audience RSUs into Knowles RSUs should not be a taxable event in the United States. You will be taxed when your RSUs vest and are settled.

Any payment received (whether in cash or in stock) in cancellation of your in-the-money options will be treated as ordinary income, subject to regular withholdings.

What happens to my options, RSUs, etc. if the merger does not close?

If the merger is not completed as planned, your options will neither have accelerated vesting nor be cancelled, and you will not be entitled to any cash payment thereon or conversion of your options into Knowles shares. In addition, any RSUs you own will not be converted into restricted stock units with respect to Knowles common stock. Instead, your options and RSUs will continue under the existing terms as set forth in the applicable plan or agreements governing your awards.

FAQ

I hear Audience has been sued because of the proposed merger. Can you tell me what the litigation might be about?

Audience and its directors, as well as Knowles, have been named as defendants in litigation regarding the merger. There is a group of law firms that routinely file these kinds of lawsuits after the announcement of a transaction as a standard business practice. Often, a number of cases will be filed. We believe the litigation regarding the merger is without merit.

Who do I contact if I have further stock questions?

Please contact Colleen Cremerius at (650) 254-2811 or ccremerius@audience.com with further questions.

FAQ

Important Additional Information

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Audience securities.

The solicitation and the offer to buy common stock of Audience is being made only pursuant to an offer to purchase and related materials that Knowles and Orange Subsidiary, Inc. (“Purchaser”) have filed with the SEC on Form S-4 and Schedule TO, respectively, which included an Offer to Exchange, a letter of transmittal and related documents (the “Tender Materials”). Audience has also filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Audience stockholders and other investors should read the Tender Materials contained in the Form S-4, Schedule TO and the Schedule 14D-9 to be filed by Knowles, Purchaser and Audience, respectively, carefully because these documents contain important information, including the terms and conditions of the tender offer. Audience stockholders may obtain any other Tender Materials subsequently filed with the SEC from its website (at www.sec.gov), without charge.

Materials filed by Knowles and Purchaser may be obtained for free at Knowles’s web site, www.Knowles com. Materials filed by Audience may be obtained for free at Audience’s web site, www.audience.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.

Forward-Looking Statements

This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are

FAQ

subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors that could cause actual results or events to differ materially from those anticipated include those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Audience’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K and our other filings we make with the SEC. Any forward-looking statement speaks of as of the date on which it is made. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the proposed merger; uncertainties as to how many of the holders of shares of our common stock will tender their shares into the tender offer; the possibility that various closing conditions for the tender offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the proposed merger; the effects of disruption from the tender offer or the proposed merger making it more difficult for Audience or Knowles to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against Audience, Knowles and others following announcement of the business combination; other business effects, including the effects of industrial, economic or political conditions outside of Audience’s or Knowles’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and other documents filed with the SEC by Audience or Knowles, as well as the Schedule TO filed with the SEC by Purchaser. Audience does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.